FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will fileannual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-Kin paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-Kin paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news
2.	Summarised audited annual accounts for the year ended March 31, 2016
3.	Auditor’s Report
4.	Form A for consolidated and unconsolidated financial statements for the year ended March 31, 2016
5.	Press Release dated April 29, 2016

Item 1

OTHER NEWS

Subject- Board Meeting held on April 29, 2016

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

We have forwarded the following information to the Indian stock exchanges and the same is also being filed with you.

In terms of Indian Listing Regulations, we forward herewith in the prescribed format, a copy of the annual audited accounts (standalone and consolidated) for the financial year ended March 31, 2016, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

The Board at the above Meeting also recommended the following:

1.	A dividend of Rupees 100/- per preference share on 350 preference shares of the face value of Rupees 1 crore each; and

2.	A dividend of Rupees 5/- (Rupees five) per equity share of face value of Rupees 2/- each, subject to requisite approvals.

The payment date for the dividend, subject to approval of the same by the shareholders at the ensuing Annual General Meeting which will be held on July 11, 2016 will commence from July 12, 2016.

The Register of Members & Share Transfer Books of the Company will remain close from June 18, 2016 to July 11, 2016 (both days inclusive) for the purpose of determining the eligibility to receive dividend.

As required under Section 42 of the Companies Act, 2013, the Board at the above Meeting approved seeking consent of the shareholders at the forthcoming Annual General Meeting for an enabling resolution which would be valid for a period of one year to invite subscription for non-convertible debentures or bonds on a private placement basis for an amount of upto Rupees 25,000 crore.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

 Item 2

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,481.93	13,346.07	12,738.47	52,739.43	49,091.14
	a)	Interest/discount on advances/bills		10,040.51	9,862.87	9,333.04	38,943.15	35,631.08
	b)	Income on investments		2,652.35	2,652.48	2,612.12	10,625.35	10,592.77
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		59.02	36.22	38.93	158.24	195.10
	d)	Others		730.05	794.50	754.38	3,012.69	2,672.19
2.	Other income			5,108.93	4,216.88	3,496.26	15,323.05	12,176.13
3.	TOTAL INCOME (1)+(2)			18,590.86	17,562.95	16,234.73	68,062.48	61,267.27
4.	Interest expended			8,077.42	7,893.11	7,659.05	31,515.39	30,051.53
5.	Operating expenses (e)+(f)			3,405.94	3,110.04	3,107.39	12,683.56	11,495.83
	e)	Employee cost		1,382.05	1,140.43	1,298.80	5,002.35	4,749.88
	f)	Other operating expenses		2,023.89	1,969.61	1,808.59	7,681.21	6,745.95
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,483.36	11,003.15	10,766.44	44,198.95	41,547.36
7.	OPERATING PROFIT (3)–(6)			7,107.50	6,559.80	5,468.29	23,863.53	19,719.91
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			3,326.21	2,844.05	1,344.73	8,067.81	3,899.99
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			3,781.29	3,715.75	4,123.56	15,795.72	15,819.92
10.	Exceptional items (Collective contingency and related reserve)			3,600.00	..	..	3,600.00	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			181.29	3,715.75	4,123.56	12,195.72	15,819.92
12.	Tax expense (g)+(h)			(520.60)	697.62	1,201.56	2,469.43	4,644.57
	g)	Current period tax		1,678.40	1,431.04	1,448.51	5,788.61	4,864.14
	h)	Deferred tax adjustment		(2,199.00)	(733.42)	(246.95)	(3,319.18)	(219.57)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			701.89	3,018.13	2,922.00	9,726.29	11,175.35
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			701.89	3,018.13	2,922.00	9,726.29	11,175.35
16.	Paid-up equity share capital (face value Rs. 2/- each)			1,163.17	1,162.65	1,159.66	1,163.17	1,159.66
17.	Reserves excluding revaluation reserves			85,748.24	88,422.88	79,262.26	85,748.24	79,262.26
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.14	0.11	0.06	0.14	0.06
	ii)	Capital adequacy ratio (Basel III)		16.64%	15.77%	17.02%	16.64%	17.02%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.21	5.20	5.04	16.75	19.32
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.20	5.17	4.99	16.65	19.13
19.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		26,221.25	21,149.19	15,094.69	26,221.25	15,094.69
	ii)	Net non-performing advances		12,963.08	9,907.83	6,255.53	12,963.08	6,255.53
	iii)	% of gross non-performing advances (net of write-off) to gross advances		5.82%	4.72%	3.78%	5.82%	3.78%
	iv)	% of net non-performing advances to net advances		2.98%	2.28%	1.61%	2.98%	1.61%
20.	Return on assets (annualised)			0.41%	1.82%	1.92%	1.49%	1.86%

1.	At March 31, 2016, the percentage of gross non-performing customer assets to gross customer assets was 5.21% and net non-performing customer assets to net customer assets was 2.67%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	March 31, 2016	December 31, 2015	March 31, 2015
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,163.17	1,162.65	1,159.66
Employees stock options outstanding	6.70	6.70	7.44
Reserves and surplus (refer note no. 6)	88,565.72	88,422.88	79,262.26
Deposits	421,425.71	407,314.01	361,562.73
Borrowings (includes preference shares and subordinated debt)	174,807.38	177,160.59	172,417.35
Other liabilities and provisions	34,726.42	28,183.97	31,719.85
Total Capital and Liabilities	720,695.10	702,250.80	646,129.29

Cash and balances with Reserve Bank of India	27,106.09	22,176.27	25,652.91
Balances with banks and money at call and short notice	32,762.65	15,524.28	16,651.71
Investments	160,411.80	163,542.96	158,129.21
Advances	435,263.94	434,799.77	387,522.07
Fixed assets	7,576.92	4,777.52	4,725.52
Other assets	57,573.70	61,430.00	53,447.87
Total Assets	720,695.10	702,250.80	646,129.29

2

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		15,164.93	15,014.29	14,277.70	59,293.71	54,964.00
	a)	Interest/discount on advances/bills	10,706.35	10,525.51	9,980.34	41,550.90	38,059.71
	b)	Income on investments	3,605.35	3,587.18	3,442.79	14,324.47	13,779.94
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	92.64	73.69	81.40	303.96	366.16
	d)	Others	760.59	827.91	773.17	3,114.38	2,758.19
2.	Other income		13,051.85	10,570.85	10,636.56	42,102.14	35,252.23
3.	TOTAL INCOME (1)+(2)		28,216.78	25,585.14	24,914.26	101,395.85	90,216.23
4.	Interest expended		8,713.49	8,526.63	8,240.48	33,996.47	32,318.15
5.	Operating expenses (e)+(f)		12,121.26	9,746.49	10,472.93	40,789.56	35,022.71
	e)	Employee cost	1,844.95	1,606.98	1,722.26	6,912.29	6,568.32
	f)	Other operating expenses	10,276.31	8,139.51	8,750.67	33,877.27	28,454.39
6.	TOTAL EXPENDITURE (4)+(5)		20,834.75	18,273.12	18,713.41	74,786.03	67,340.86
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		7,382.03	7,312.02	6,200.85	26,609.82	22,875.37
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		3,496.97	3,061.06	1,571.49	8,705.41	4,536.34
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		3,885.06	4,250.96	4,629.36	17,904.41	18,339.03
10.	Exceptional items (Collective contingency and related reserve)		3,600.00	..	..	3,600.00	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		285.06	4,250.96	4,629.36	14,304.41	18,339.03
12.	Tax expense (g)+(h)		(314.10)	938.56	1,376.89	3,377.52	5,396.73
	g)	Current period tax	1,947.77	1,670.27	1,686.14	6,736.56	5,680.91
	h)	Deferred tax adjustment	(2,261.87)	(731.71)	(309.25)	(3,359.04)	(284.18)
13.	Less: Share of profit/(loss) of minority shareholders		192.45	190.05	167.55	746.93	695.43
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		406.71	3,122.35	3,084.92	10,179.96	12,246.87
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)–(15)		406.71	3,122.35	3,084.92	10,179.96	12,246.87
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,163.17	1,162.65	1,159.66	1,163.17	1,159.66
18.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		0.70	5.37	5.32	17.53	21.17
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		0.69	5.34	5.27	17.41	20.94

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	March 31, 2016	December 31, 2015	March 31, 2015
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,163.17	1,162.65	1,159.66
Employees stock options outstanding	6.70	6.70	7.44
Reserves and surplus	92,940.85	93,129.83	83,537.44
Minority interest	3,355.64	2,885.75	2,505.81
Deposits	451,077.39	435,130.40	385,955.25
Borrowings (includes preference shares and subordinated debt)	220,377.66	220,814.91	211,252.00
Liabilities on policies in force	97,053.39	95,096.24	93,619.38
Other liabilities and provisions	52,781.40	46,866.88	48,042.19
Total Capital and Liabilities	918,756.20	895,093.36	826,079.17

Assets
Cash and balances with Reserve Bank of India	27,277.56	22,253.44	25,837.67
Balances with banks and money at call and short notice	37,758.41	22,005.65	21,799.50
Investments	286,044.09	284,286.30	274,310.81
Advances	493,729.11	492,858.64	438,490.10
Fixed assets	8,713.46	5,910.83	5,871.21
Other assets	65,233.57	67,778.50	59,769.88
Total Assets	918,756.20	895,093.36	826,079.17

3

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	March 31, 2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	10,123.72	10,074.49	8,700.57	39,187.80	32,991.18
b	Wholesale Banking (before exceptional items)	8,445.42	8,205.14	8,519.09	32,892.35	33,502.51
c	Treasury	13,421.01	12,342.39	11,614.62	48,341.45	43,966.81
d	Other Banking	993.91	1,061.27	988.61	3,934.31	3,809.71
e	Life Insurance	7,338.61	5,470.31	6,219.53	23,179.86	19,136.73
f	General Insurance	1,734.61	1,705.49	1,508.90	6,699.52	5,880.49
g	Others	1,145.54	1,133.31	1,190.93	4,648.47	4,473.11
	Total segment revenue	43,202.82	39,992.40	38,742.25	158,883.76	143,760.54
	Less: Inter segment revenue	14,986.04	14,407.26	13,827.99	57,487.91	53,544.31
	Income from operations	28,216.78	25,585.14	24,914.26	101,395.85	90,216.23
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	1,020.30	1,145.66	740.40	3,897.74	2,724.28
b.i	Wholesale Banking (before exceptional items)	(734.90)	(217.68)	1,344.53	2,354.57	6,224.07
b.ii	Less: Exceptional items (Collective contingency and related reserve)	3,600.00	..	..	3,600.00	..
b.iii	Wholesale Banking (after exceptional items)	(4,334.90)	(217.68)	1,344.53	(1,245.43)	6,224.07
c	Treasury	3,041.36	2,458.90	1,941.81	8,616.27	6,468.70
d	Other Banking	138.46	220.53	184.75	679.00	667.22
e	Life Insurance	429.21	483.42	391.28	1,771.58	1,634.32
f	General Insurance	166.48	181.30	162.76	707.69	690.72
g	Others	299.77	358.94	353.09	1,425.19	1,463.47
	Total segment results	760.68	4,631.07	5,118.62	15,852.04	19,872.78
	Less: Inter segment adjustment	475.62	380.11	489.26	1,547.63	1,533.75
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	285.06	4,250.96	4,629.36	14,304.41	18,339.03
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(140,912.72)	(134,868.88)	(136,434.46)	(140,912.72)	(136,434.46)
b	Wholesale Banking	146,580.59	154,843.95	157,396.86	146,580.59	157,396.86
c	Treasury	55,730.65	43,776.41	37,816.88	55,730.65	37,816.88
d	Other Banking	12,209.20	12,510.51	9,215.33	12,209.20	9,215.33
e	Life Insurance	5,349.03	5,264.44	5,282.80	5,349.03	5,282.80
f	General Insurance	3,183.40	3,129.63	2,858.95	3,183.40	2,858.95
g	Others	3,477.46	3,542.60	3,195.25	3,477.46	3,195.25
e	Unallocated	8,493.11	6,100.52	5,372.93	8,493.11	5,372.93
	Total	94,110.72	94,299.18	84,704.54	94,110.72	84,704.54

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.	“Retail Banking” includes exposures of ICICI Bank Limited (“the Bank”) which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" includes the entire investment and derivative portfolio of the Bank, ICICI Equity Fund (upto September 30, 2015) and ICICI Strategic Investments Fund.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC (upto December 31, 2014).

6.	"Life Insurance" represents ICICI Prudential Life Insurance Company Limited.

7.	"General Insurance" represents ICICI Lombard General Insurance Company Limited.

8.	"Others" comprises the consolidated entities of the Bank, not covered in any of the segments above.

4

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on April 29, 2016.

2.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2016 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

3.	Other income includes net foreign exchange gain relating to overseas operations for the year ended March 31, 2016 of Rs. 941.19 crore, for the year ended March 31, 2015 of Rs. 642.11 crore, for three months ended March 31, 2016 of Rs. 261.59 crore, for three months ended December 31, 2015 of Rs. 142.62 crore and for three months ended March 31, 2015 of Rs. 182.23 crore.

4.	Pursuant to approval by the Board of Directors of the Bank on October 30, 2015 and November 16, 2015, the Bank has sold equity shares representing 2% shareholding in ICICI Prudential Life Insurance Company Limited and 9% shareholding in ICICI Lombard General Insurance Company Limited during the three months ended March 31, 2016 for a total consideration of Rs. 650.00 crore and Rs. 1,550.25 crore respectively and the Bank had sold equity shares representing 4% shareholding in ICICI Prudential Life Insurance Company Limited for a total consideration of Rs. 1,300.00 crore during the three months ended December 31, 2015.
The unconsolidated financial results and consolidated financial results include a gain (before tax) of Rs. 617.27 crore and Rs. 535.21 crore respectively for three months ended March 31, 2016, Rs. 1,242.56 crore and Rs. 1,079.67 crore respectively for three months ended December 31, 2015 and Rs. 1,859.83 crore and Rs. 1,614.88 crore respectively for the year ended March 31, 2016 on sale of shares of ICICI Prudential Life Insurance Company Limited and include a gain (before tax) of Rs. 1,508.54 crore and Rs. 1,234.85 crore respectively for three months and year ended March 31, 2016 on sale of shares of ICICI Lombard General Insurance Company Limited.

5.	RBI had asked banks to review certain loan accounts and their classification over the two quarters ending December 31, 2015 and March 31, 2016. The Bank has completed this exercise over the timeframe stipulated by RBI.

6.	The weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery has adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. While the banks are working towards resolution of stress on certain borrowers in these sectors, it may take some time for solutions to be worked out, given the weak operating and recovery environment. In view of the above, the Bank has on a prudent basis made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to Rs. 3,600.00 crore towards exposures to these sectors. This is over and above provisions made for non-performing and restructured loans as per RBI guidelines.

7.	Pursuant to RBI guidelines on 'Basel III Capital Regulations' dated March 1, 2016 permitting banks to include a portion of the balance in Revaluation Reserve in Tier 1 capital, the Bank has revalued its premises at March 31, 2016 and has credited an amount of Rs. 2,817.47 crore towards revaluation gain to Revaluation Reserve.

8.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits have been re-classified to Schedule 11 - Other Assets from Schedule 8 - Investments. Consequently, interest on such deposits has also been re-classified to 'Others' from 'income on investments' in Schedule 13 - Interest earned.

9.	During the year ended March 31, 2015, the Bank made full provision against outstanding Funded Interest Term Loans (FITLs) pertaining to restructurings prior to issuance of RBI guidelines on debt restructuring, by debiting its reserves by Rs. 929.16 crore with the approval of the RBI since this item related to prior years. In 2008, RBI had issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a FITL which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank was providing fully for any interest income which was funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, during the year ended March 31, 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which were not yet been repaid.

10.	During the three months ended March 31, 2016, the Bank has allotted 2,583,700 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

11.	The Board of Directors has recommended a dividend of Rs. 5 per equity share for the year ended March 31, 2016. The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2016.

12.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

13.	The above unconsolidated and consolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

14.	The amounts for three months ended March 31, 2016 are balancing amounts between the amounts as per audited accounts for the year ended March 31, 2016 and nine months ended December 31, 2015.

15.	Rs. 1 crore = Rs. 10 million.

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	April 29, 2016	DIN-00066009

5

Item 3

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus Apollo Mills Compound N.M. Joshi Marg, Mahalaxmi Mumbai – 400 011 India	Telephone +91 (220 4345 5300 Fax +91 (22) 4345 5399

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying standalone quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 March 2016 and the standalone year to date financial results for the period from 1 April 2015 to 31 March 2016, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosures relating to ‘consolidated Pillar 3 disclosure at 31 March 2016, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and the standalone year to date financial results and have not been audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2016 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published audited year to date figures up to the end of the third quarter.

2.	These standalone quarterly financial results and the standalone year to date financial results have been prepared on the basis of the standalone financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results and the standalone year to date financial results based on our audit of the standalone financial statements, which have been prepared in accordance with the recognition and measurement principles specified under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949 and the circulars, guidelines and directions issued by the Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the standalone year to date financial results:

B.S.R. & Co. (a partnership firm with Registration No. BA61223) converted into B.S.R. & Co LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	5th Floor, Lodha Excelus Apollo Mills Compound N.M. Joshi Marg, Mahalaxmi Mumbai – 400 011

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2016 as well as the year to date results for the period from 1 April 2015 to 31 March 2016.

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Emphasis of Matter

5.	We draw attention to Note 9 to the standalone quarterly financial results and the standalone year to date financial results, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves pertaining to the year ended 31 March 2015, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

Other matter

6.	For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, China, South Africa, New York and Sri Lanka branches of the Bank, whose financial statements reflect total assets of Rs. 1,669,359 million as at 31 March 2016, total revenues of Rs. 18,195 million for the quarter ended 31 March 2016 and Rs. 74,005 million for the period from 1 April 2015 to 31 March 2016 and net cash inflows amounting to Rs. 44,481 million for the quarter ended 31 March 2016 and Rs. 12,184 million for the period from 1 April 2015 to 31 March 2016. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath
Venkataramanan Vishwanath
Mumbai	Partner
29 April 2016	Membership No: 113156

B.S.R. & Co. (a partnership firm with Registration No. BA61223) converted into B.S.R. & Co LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	5th Floor, Lodha Excelus Apollo Mills Compound N.M. Joshi Marg, Mahalaxmi Mumbai – 400 011

Item 4

FORM A

1.	Name of the Company	ICICI Bank Limited
2.	Annual audited consolidated financial statements for the year ended	March 31, 2016
3.	Type of Audit observation	Unmodified
4.	Frequency of observation	N.A.

For and on behalf of the Board of Directors

For B S R & Co. LLP Chartered Accountants ICAI Firm Registration no.: 101248W/W-100022	/s/ Dileep Choksi Dileep Choksi Director	/s/ Chanda Kochhar Chanda Kochhar Managing Director & CEO

/s/ Venkataramanan Vishwnath Venkataramanan Vishwanath Partner Membership no.: 113156	/s/ Rakesh Jha Rakesh Jha Chief Financial Officer

Place: Mumbai Date: April 29, 2016

FORM A

1.	Name of the Company	ICICI Bank Limited
2.	Annual audited unconsolidated financial statements for the year ended	March 31, 2016
3.	Type of Audit observation	Unmodified
4.	Frequency of observation	N.A.

For and on behalf of the Board of Directors

For B S R & Co. LLP Chartered Accountants ICAI Firm registration no.: 101248W/W-100022	/s/ Dileep Choksi Dileep Choksi Director	/s/ Chanda Kochhar Chanda Kochhar Managing Director & CEO

/s/ Venkataramanan Vishwnath Venkataramanan Vishwnath Partner Membership no.: 113156	/s/ Rakesh Jha Rakesh Jha Chief Financial Officer

Place: Mumbai Date: April 29, 201

Item 5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 29, 2016

Performance Review: Quarter ended March 31, 2016

•	16% year-on-year growth in domestic advances; retail portfolio crossed Rs. 2,00,000 crore (US$ 30.2 billion) during the quarter ended March 31, 2016 (Q4-2016) and grew by 23% year-on-year

•	17% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 45.8% at March 31, 2016

•	The Bank has made a collective contingency and related reserve of Rs. 3,600 crore (US$ 543 million) during Q4-2016, over and above provisions made for non-performing and restructured loans as per Reserve Bank of India guidelines

•	Standalone profit before collective contingency and related reserve and tax was Rs. 15,796 crore (US$ 2.4 billion) for the year ended March 31, 2016 (FY2016) compared to Rs. 15,820 crore (US$ 2.4 billion) for the year ended March 31, 2015 (FY2015)

•	Standalone profit before collective contingency and related reserve and tax was Rs. 3,782 crore (US$ 571 million) for Q4-2016

•	Standalone profit after collective contingency and related reserve and tax was Rs. 702 crore (US$ 106 million) in Q4-2016 and Rs. 9,726 crore (US$ 1.5 billion) in FY2016

•	Total capital adequacy of 16.64% and Tier-1 capital adequacy of 13.09% on standalone basis at March 31, 2016, significantly higher than regulatory requirements

•	Dividend of Rs. 5 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended March 31, 2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Net interest income increased by 6% to Rs. 5,404 crore (US$ 816 million) in the quarter ended March 31, 2016 (Q4-2016) from Rs. 5,079 crore (US$ 767 million) in the quarter ended March 31, 2015 (Q4-2015)

•	Non-interest income increased by 46% to Rs. 5,109 crore (US$ 771 million) in Q4-2016 from Rs. 3,496 crore (US$ 528 million) in Q4-2015. During the fourth quarter, following the receipt of requisite approvals, the Bank completed the sale of 9.0% shareholding in ICICI Lombard General Insurance Company (ICICI General) and 2.0% shareholding in ICICI Prudential Life Insurance Company (ICICI Life). The aggregate profit from both the transactions was Rs. 2,131 crore (US$ 322 million).

•	The cost-to-income ratio was 32.4% in Q4-2016 compared to 36.2% in Q4-2015.

•	Provisions, excluding collective contingency and related reserve, were at Rs. 3,326 crore (US$ 502 million) in Q4-2016 compared to Rs. 2,844 crore (US$ 429 million) in Q3-2016 and Rs. 1,345 crore (US$ 203 million) in Q4-2015.

•	Standalone profit before collective contingency and related reserve and tax was Rs. 3,782 crore (US$ 571 million) in Q4-2016 compared to Rs. 4,124 crore (US$ 622 million) in Q4-2015.

•	The weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery has adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. While the banks are working towards resolution of stress on certain borrowers in these sectors, it may take some time for solutions to be worked out, given the weak operating and recovery environment. In view of the above, the Bank has on a prudent basis made a collective contingency and related reserve of Rs. 3,600 crore (US$ 543 million) during Q4-2016 towards exposures to these sectors. This is over and above provisions made for non-performing and restructured loans as per Reserve Bank of India (RBI) guidelines.

•	Standalone profit after tax was Rs. 702 crore (US$ 106 million) for Q4-2016 compared to Rs. 2,922 crore (US$ 441 million) for Q4-2015.

•	Standalone profit after tax was Rs. 9,726 crore (US$ 1.5 billion) for the year ended March 31, 2016 (FY2016) compared to Rs. 11,175 crore (US$ 1.7 billion) for the year ended March 31, 2015 (FY2015).

•	Consolidated profit after tax was Rs. 10,180 crore (US$ 1.5 billion) in FY2016 compared to Rs. 12,247 crore (US$ 1.8 billion) in FY2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The year-on-year growth in domestic advances was 16%. The Bank has continued to see robust growth in its retail business resulting in a year-on-year growth of 23% in the retail portfolio. The retail portfolio constituted about 47% of the loan portfolio of the Bank. Total advances increased by 12% year-on-year to Rs. 435,264 crore (US$ 65.7 billion) at March 31, 2016 from Rs. 387,522 crore (US$ 58.5 billion) at March 31, 2015.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. Total CASA deposits increased by 17% year-on-year to Rs. 193,100 crore (US$ 29.1 billion) at March 31, 2016. During Q4-2016, savings account deposits increased by Rs. 7,312 crore (US$ 1,104 million) and current account deposits increased by Rs. 1,689 crore (US$ 255 million). For FY2016, savings account deposits increased by Rs. 19,370 crore (US$ 2.9 billion) and current account deposits increased by Rs. 9,350 crore (US$ 1.4 billion). The Bank’s CASA ratio was 45.8% at March 31, 2016 compared to 45.2% at December 31, 2015 and 45.5% at March 31, 2015. The average CASA ratio improved from 39.5% in FY2015 to 40.7% in FY2016. Total deposits increased by 17% year-on-year to Rs. 421,426 crore (US$ 63.6 billion) at March 31, 2016. The Bank had a network of 4,450 branches and 13,766 ATMs at March 31, 2016.

Capital adequacy

The Bank’s capital adequacy at March 31, 2016 as per Reserve Bank of India’s guidelines on Basel III norms was 16.64% and Tier-1 capital adequacy was 13.09%, significantly higher than the regulatory requirements.

Asset quality

Net non-performing assets at March 31, 2016 were Rs. 13,297 crore (US$ 2.0 billion) compared to Rs. 10,014 crore (US$ 1.5 billion) at December 31, 2015. The increase in non-performing assets was primarily due to the continuing challenges in the operating and recovery environment; and RBI's objective of early and conservative recognition of stress and provisioning, pursuant to which the RBI had asked banks to review certain loan accounts and their classification over the two quarters ending December 31, 2015 and March 31, 2016. The Bank has now completed the exercise of review of classification of cases highlighted by RBI. The Bank’s net non-performing asset ratio was 2.67% at March 31, 2016 compared to 2.03% at December 31, 2015. The Bank’s provisioning coverage ratio, including cumulative prudential/ technical write-offs, was 61.0% at March 31, 2016. The provisioning coverage ratio, excluding cumulative prudential/ technical write-offs, was 50.6%. Net loans to companies whose facilities have been restructured were Rs. 8,573 crore (US$ 1.3 billion) at March 31, 2016 compared to Rs. 11,294 crore (US$ 1.7 billion) at December 31, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Technology initiatives

The Bank’s transaction volumes through digital channels continue to grow at healthy pace. The Bank has seen a healthy growth in debit card and credit card spends, in its digital bank offering Pockets and in its offerings via social media. During the quarter, the Bank launched India’s first contactless mobile payment solution which allows cashless payments using just smartphones, thereby eliminating the need to carry cash or debit and credit cards. The Bank also launched a virtual mobile app development challenge called ‘ICICI Appathon’. The programme received an overwhelming response with over 2,000 participants from across the globe. The Bank worked closely with National Payments Corporation of India (NPCI) for the launch of the Unified Payment Infrastructure (UPI).

Dividend on equity shares

In view of the strong capital adequacy levels, the Board of Directors has recommended a dividend of Rs. 5 per equity share of face value of 2 Rupees each (equivalent to dividend of US$ 0.15 per ADS) for FY2016. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

Consolidated profit before collective contingency and related reserve made by ICICI Bank, and tax, was Rs. 17,904 crore (US$ 2.7 billion) for FY2016 compared to Rs. 18,339 crore (US$ 2.8 billion) for FY2015. Consolidated profit before collective contingency and related reserve and tax was Rs. 3,885 crore (US$ 586 million) for Q4-2016 compared to Rs. 4,629 crore (US$ 699 million) for Q4-2015. Consolidated profit after tax was Rs. 10,180 crore (US$ 1.5 billion) in FY2016 compared to Rs. 12,247 crore (US$ 1.8 billion) in FY2015. Consolidated profit after tax was Rs. 407 crore (US$ 61 million) in Q4-2016.

Consolidated assets grew by 11% from Rs. 826,079 crore (US$ 124.7 billion) at March 31, 2015 to Rs. 918,756 crore (US$ 138.7 billion) at March 31, 2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Life achieved a profit after tax of Rs. 1,650 crore (US$ 249 million) for FY2016 compared to Rs. 1,634 crore (US$ 247 million) for FY2015. ICICI Life’s retail weighted received premium increased by 8% from Rs. 4,596 crore (US$ 694 million) in FY2015 to Rs. 4,968 crore (US$ 750 million) in FY2016. ICICI Life maintained its leadership in the private sector in FY2016. The profit after tax was Rs. 403 crore (US$ 61 million) for Q4-2016 compared to Rs. 391 crore (US$ 59 million) for Q4-2015. The Board of Directors of the Bank has today approved the sale of a part of its shareholding in ICICI Life through an initial public offering by the company, subject to market conditions and necessary approvals. The size and other details of the offer would be determined in due course.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 20% from Rs. 6,914 crore (US$ 1.0 billion) in FY2015 to Rs. 8,307 crore (US$ 1.3 billion) in FY2016. The profit after tax of ICICI General was Rs. 507 crore (US$ 77 million) in FY2016 compared to Rs. 536 crore (US$ 81 million) in FY2015. The profit after tax of ICICI General was Rs. 119 crore (US$ 18 million) in Q4-2016 compared to Rs. 130 crore (US$ 20 million) in Q4-2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore

	Q4- 2015	FY 2015	Q3-2016	Q4-2016	FY 2016
Net interest income	5,079	19,040	5,453	5,405	21,224
Non-interest income	3,496	12,176	4,217	5,109	15,322
- Fee income	2,137	8,287	2,262	2,212	8,820
- Dividend and other income[1]	633	2,196	513	707	2,442
- Treasury income	726	1,693	1,442[2]	2,190[3]	4,060[3]
Less:
Operating expense	3,107	11,496	3,110	3,406	12,683
Operating profit	5,468	19,720	6,560	7,108	23,863
Less: Provisions	1,345	3,900	2,844	3,326	8,067
Profit before collective contingency and related reserve and tax	4,124	15,820	3,716	3,782	15,796
Less: Collective contingency and related reserve	-	-	-	3,600	3,600
Profit before tax	4,124	15,820	3,716	182	12,196
Less: Tax	1,202	4,645	698	(520)	2,470
Profit after tax	2,922	11,175	3,018	702	9,726

1.	Includes net foreign exchange gains relating to overseas operations of Rs. 642 crore in FY2015, Rs. 182 crore in Q4-2015, Rs. 143 crore in Q3-2016, Rs. 261 crore in Q4-2016 and Rs. 941 crore in Q4-2016

2.	Includes profit of Rs. 1,243 crore on sale of shareholding in ICICI Prudential Life Insurance Company

3.	Includes profit of Rs. 2,131 crore and Rs. 3,374 crore on sale of shareholding in ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company in Q4-2016 and FY2016 respectively

4.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore

	March 31, 2015	December 31, 2015	March 31, 2016
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,160	1,163	1,163
Employee stock options outstanding	7	7	7
Reserves and surplus	79,262	88,423	88,566
Deposits	361,563	407,314	421,426
Borrowings (includes subordinated debt)[1]	172,417	177,161	174,807
Other liabilities	31,720	28,183	34,726
Total Capital and Liabilities	646,129	702,251	720,695

Assets
Cash and balances with Reserve Bank of India	25,653	22,176	27,106
Balances with banks and money at call and short notice	16,652	15,524	32,763
Investments[2]	158,129	163,543	160,412
Advances	387,522	434,800	435,264
Fixed assets	4,725	4,778	7,577
Other assets[2]	53,448	61,430	57,573
Total Assets	646,129	702,251	720,695

1.	Borrowings include preference share capital of Rs. 350 crore.

2.	Pursuant to the RBI guideline dated July 16, 2015, the Bank has, effective the quarter ended June 30, 2015, reclassified deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector from ‘Investments’ to 'Other Assets'.

3.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income including the ability to successfully monetise our investment in subsidiaries, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 66.26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 29, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker

			Title :	Senior General Manager (Legal) & Company Secretary